ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

September 19, 2014

Enerplus Announces Cash Dividend for October 2014, Changes Payment and Record Dates and Suspends Stock Dividend Program

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that a cash dividend in the amount of CDN$0.09 will be payable on October 15, 2014 to all shareholders of record at the close of business on September 30th, 2014. The ex-dividend date for this payment is September 26th, 2014.

Effective with the October 2014 dividend, all dividends will now be paid on or about the 15th day of the month, approximately five days earlier than previously paid. All record dates and ex-dividend dates will also be adjusted accordingly with future record dates being on or about the last business day of the previous calendar month. We continue to expect that all dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

The Board of Directors has elected to suspend the stock dividend program ("SDP") effective immediately. Until further notice, all dividends payable by Enerplus will be paid in cash.

"The sustainability of our business has improved dramatically over the past two years", says Ian Dundas, President & Chief Executive Officer of Enerplus. "Suspending the SDP will eliminate the dilution associated with the issuance of shares through the SDP and is supported by our financial strength. It is also consistent with our strategy of focusing on per share returns."

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com, or phone 1-800-319-6462.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, the payment and timing of payment of future dividends, the tax treatment of future dividend payments, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the risk that Enerplus may not pay dividends in the future or the amount of such dividends may be decreased, different tax treatment of such dividends, and those other risks and uncertainties described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.